September 25, 2006

Via U.S. Mail and Facsimile (212-698-1369)

Yoichi Nagata
Director of Overseas Investor Relations
Panasonic Finance (America), Inc.
1 Rockefeller Plaza, Suite 1001,
New York, NY 10020-2002

	Re:	Matsushita Electric Industrial Co., Ltd.
		Form 20-F for the Fiscal Year Ended March 31, 2006
		Filed September 11, 2006
		File No. 1-06784

Dear Mr. Nagata:

      We have limited our review of your Form 20-F for the fiscal year ended March 31, 2006 to disclosure relating to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note from the Panasonic website that Panasonic maintains sales agents in Sudan and Syria and service networks in Iran and Syria, and that its overseas affiliate, National Electric Industrial Co.,
(Iran)
Ltd., operates in Iran. In addition, public media reports indicate that you have had operations in Cuba. The Form 20-F does not include any information on these operations. Cuba, Iran, Sudan, and Syria are identified as state sponsors of terrorism by the U.S. State Department and are subject to U.S. economic sanctions and export controls. Please describe for us your past, current, and any anticipated operations in, and other contacts with, Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Describe the products, technologies, equipment, expertise, or services you have sold or otherwise provided into these countries. Describe the extent to which your dealings have been with the governments of those countries, or entities affiliated with or controlled by their governments. Advise us whether, to the best of your knowledge, understanding, and belief, any of the products, technologies, equipment (including component parts), expertise, or services you provide, have provided or anticipate providing into these countries have military applications; whether the government of any of these countries has employed or will employ them in any military applications; and, if so, the nature of the military application(s) in which they can be, have been or will be employed.
2. Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether those operations or contacts, individually or in the aggregate, constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.
We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Connecticut, Illinois, Maine, Oregon, and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University, the University of California, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies having operations in, or other business contacts with, Cuba, Iran, Sudan and Syria.

* * * * *

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Peggy Fisher
		Assistant Director
	Division of Corporation Finance


Yoichi Nagata
Panasonic Finance (America), Inc.
September 25, 2006
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